UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)

CytoDyn Inc. (formerly Rexray Corporation)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Corinne Allen
200 W. DeVargas St., Suite 1
Santa Fe, New Mexico 87501
Tel: 506-988-5520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO:	Schedule 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Corinne E. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO Distribution of Issuer shares to shareholders of CytoDyn of New Mexico, Inc.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,736,335
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,736,335
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON (See Instructions) Individual IN

CUSIP NO:	Schedule 13D

Item 1. Security and Issuer.

Class of Security: Common stock
Issuer:	CytoDyn, Inc. 200 W. De Vargas Suite 1 Santa Fe, New Mexico 87501

Item 2. Identity and Background.

(a)	Corinne E. Allen
(b)	200 West De Vargas, Suite 1, Santa Fe, New Mexico 87501
(c)	CFO, Treasurer of Issuer
(d)	None
(e)	None
(f)	USA

Item 3. Source and Amount of Funds or Other Consideration.

     The Issuer common shares were received by the reporting person upon distribution by CytoDyn of New Mexico, Inc. to its shareholders. No consideration was paid by the reporting person for the distribution.

Item 4. Purpose of Transaction.

     CytoDyn of New Mexico, Inc. distributed the Issuer shares to its shareholders, including the reporting person, following the transaction whereby the Issuer acquired a patent license and trademarks of CytoDyn of New Mexico, Inc. in consideration for Issuer shares issued to CytoDyn of New Mexico Inc. As a part of that transaction:
  The Issuer, Rexray Corporation, amended its Articles of Incorporation to change its name to CytoDyn, Inc.
  CytoDyn of New Mexico, Inc. owned 5,362,640 of the 6,252,640, or 85.76%, of the outstanding shares of Issuer.
  Allen D. Allen became a director, president, and chief executive officer of the Issuer. He had indirect ownership of 33.9% of the Issuer because of his 39.5% ownership of the outstanding common stock of CytoDyn of New Mexico, Inc.
  Corinne Allen became a director, treasurer, and chief financial officer of the Issuer. She had indirect ownership of 27.8% of the Issuer because of her 32.37% ownership of the outstanding common stock of CytoDyn of New Mexico, Inc.
  James Weigand, the former president, director, and controlling shareholder of the Issuer, resigned his positions as an officer and director and now owns 400,000 post-split shares of Issuer, or 6.4%, compared to his previous ownership of 44.9%.
  All former Issuer directors resigned. Allen D. Allen, Corinne Allen, Peggy Pence, Ph.D., Dan Strickland, M.D., and Ronald Tropp became directors. Brian McMahon became the Executive Vice President of the Issuer.
  The address of the principal executive office of the Issuer was changed to 200 West DeVargas Street, Suite 1, Santa Fe, New Mexico 87501, and its telephone number was changed to (505) 988-5520.
Corrine E. Allen knows of no arrangements that may in the future cause another change in control to occur, and, except for the events previously reported, knows of no plans or proposals which relate to or would result in any of the events listed in Item 4 (a), (b), (c), (d), (e), (f), (g), (h), (i), or (j).

CUSIP NO:	Schedule 13D

Item 5. Interest in Securities of the Issuer.

(a)	1,736,335 shares of common stock; 27.8% of the outstanding Issuer common stock
(b)	1,736,335 sole voting power and sole power to direct the vote, and sole dispositive power and sole power to direct the disposition
(c)	None
(d)	None
(e)	None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

     Acquisition Agreement dated September 30, 2003 between Rexray Corporation and CytoDyn of New Mexico, Inc.

CUSIP NO:	Schedule 13D

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2004	By:	/s/ Corinne E. Allen Corinne E. Allen Treasurer/CFO